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                            October 5, 2023

       Matthew Safaii
       Chief Executive Officer
       Arrowroot Acquisition Corp.
       4553 Glencoe Ave
       Suite 200
       Marina Del Rey, CA 90292

                                                        Re: Arrowroot
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed September 5,
2023
                                                            File No. 333-274333

       Dear Matthew Safaii:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       Our current operations are international in scope..., page 65

   1. You indicate that most of your full-time employees were located outside of the
                                                        United States. Please
disclose the location of your employees.
       Risk Factors
       To mitigate the risk that we might be deemed to be an investment company..., page 102

   2. In connection with Extension Proposal, we note that you disclosed that the company would liquidate the
U.S. government treasury obligations or money market funds held in the Trust Account and
thereafter maintain the funds in the trust account in cash. Please disclose the date on
which the funds in the trust account were converted to cash.
 Matthew Safaii
FirstName  LastNameMatthew
Arrowroot Acquisition Corp. Safaii
Comapany
October    NameArrowroot Acquisition Corp.
        5, 2023
October
Page 2 5, 2023 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Statement of Operations, page 111

3. Please present the historical basic and diluted per share amounts based on continuing operations attributable to the controlling interests and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations. Refer to Rule 11-02(a)(9)(i) of Regulation S-X.
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
115

4. You disclose an adjustment reflecting the expected cash proceeds from Debt Financing of
         $110.0 million. Given the significant amount of Debt Financing, please disclose any material terms and financial covenants of the debt agreement. Arrowroot Board's Reasons for the Approval of the Business Combination, page 137

5. Please revise to define the terms "artificial intelligence" and "machine learning" in the context of your business.
6. Please expand your disclosure to explain how you developed and validated your artificial intelligence and machine learning algorithm(s). Please describe the frequency with which validation occurs and how long the model has been commercialized.
7. You stated that limited technology risk is one of the main criteria for evaluating targets.
         With a view towards expanded disclosure, please explain how iLearningEngines, an artificial intelligence-based company was determined to have
limited technology risk   .
Material U.S. Federal Income Tax Considerations of the Redemption and the
Business
Combination, page 172

8. We note the merger agreement indicates that the parties intend for the merger to qualify as
         a    reorganization    within the meaning of Section 368(a) of the
Internal Revenue Code for
         U.S. federal income tax purposes. Please revise to clarify the tax consequences of the merger to investors and file a tax opinion. For guidance, please refer to Staff Legal
         Bulletin No. 19.
iLearningEngines Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Performance Metrics, page 219

9. You disclose that you serve more than 1,000 distinct customers, or logos, with over 4 million licensed users across a variety of industry verticals. Please tell us what consideration was given in disclosing the number of customers for the periods presented by new and existing customers. Refer to SEC Release No. 33-10751.
10. We note that you generated a substantial portion of your revenue from four major customers but also note your disclosure that you derive a substantial portion of your
 Matthew Safaii
Arrowroot Acquisition Corp.
October 5, 2023
Page 3
         revenues and ARR from sales to your top four channel partners. Please define the term
         "customer" and clarify whether these significant customers are separate from your relationship with the channel partners. Please identify your customers and channel partners and discuss the material terms of agreements with them, including the term and termination provisions. Refer to Item 101(h)(4)(vi) of Regulation S-K.
11.      We note your disclosure of the Net Dollar Retention (   NDR   ) is an
operational
         performance measure that you use to assess your client retention and its dollar impact on your business. Please clarify how this metric measures retention when the calculation is based on "the same clients in the previous year". That is, please clarify if this metric excludes prior year customers that were not retained in the current year. If so, please clarify your disclosure to highlight that this metric is based on your results for only those customers that you retained from the prior year.
12. We note that the net dollar retention rate has been declining from 146% in 2021 to 119%
         in 2022 to 106% for the six months ended June 30, 2023. Please discuss the material factors that have caused in the fluctuations in the net dollar retention rate over these periods.
13. Please describe the nature of the components that are included in the transaction costs line item within your adjusted EBITDA calculation. We note your footnote that indicates that such amounts "represents one-time transaction-related expenses". Please clarify how each component is not a normal, recurring, cash operating expenses necessary to operate your business.
Results of Operations, page 223

14. On both pages F-15 and F-40, you include tables for revenue disaggregated by geographic region that appear to indicate there are material changes. Please tell us what consideration was given in providing a quantitative and qualitative discussion and analysis of the changes by geographic region that would be considered material to an understanding of your results of operations. Refer to Item 303(b) of Regulation S-K.
Comparison    of Six Months Ended
FirstName LastNameMatthew            June 30, 2023 and 2022, page 224
                                 Safaii
Comapany
15.    You NameArrowroot       Acquisition
             disclose that revenue         Corp.
                                    increased due to ten new contracts while
cost of revenue
Octoberincreased  due to3 fourteen new contracts. Please revise or advise.
         5, 2023 Page
FirstName LastName
 Matthew Safaii
FirstName  LastNameMatthew
Arrowroot Acquisition Corp. Safaii
Comapany
October    NameArrowroot Acquisition Corp.
        5, 2023
October
Page 4 5, 2023 Page 4
FirstName LastName
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Common Share Valuations, page F-13

16.      You disclose that the fair value of the Company   s common shares has
been determined by
         a third-party valuation firm, with input from management. Please tell us what consideration you gave to Question 141.02 of the Compliance and Disclosure
         Interpretations: Securities Act Sections updated on November 13, 2020. Revenue Recognition, page F-14

17. You disclose that "Combined software license and maintenance revenues are primarily comprised of software license fees that give customers the right to access the software, along with providing related support and updates over the license term". Please tell us how you considered ASC 606-10-55-54(a) in determining whether a software license is present in these arrangements. If a software license is present, please provide us with a detailed analysis that supports your conclusion that the software license and maintenance promises are not distinct. Refer to ASC 606-10-25-19 to 25-21.
18. You disclose that "In determining the SSP of implementation services, the Company estimates the cost of providing the services and adds a reasonable margin". Please tell us and disclose how you determine SSP for the combined software license and maintenance performance obligation. In this regard, please ensure that your disclosures comply with
         ASC 606-10-50-20.
19. Please clarify whether your Technology Partner qualifies as a customer under ASC 606.
         That is, tell us whether the Technology Partner or the end user is your customer. In this regard, we note your statements that "the Technology Partner purchases and resells the
         Company   s platform to end-users" and "the Technology Partner
provides services to the
         end customer and also facilitates collection of consideration payable under the contract". Lastly, please clarify your statement "For sales in which the Technology Partner acts as the end customer, consideration payable under the contract is presented within accounts receivable on the consolidated balance sheets". Explain what is meant by "acts as the end customer".
20. You disclose that the "Contract asset balances represent amounts for which the Company has recognized revenue" for which you have an unconditional right to payment. Please clarify whether these amounts represent a receivable. Refer to ASC 606-10-45-3 which refers to contract assets as excluding any amounts presented as a receivable. Refer to paragraph BC325 of ASU 2014-09.
 Matthew Safaii
FirstName  LastNameMatthew
Arrowroot Acquisition Corp. Safaii
Comapany
October    NameArrowroot Acquisition Corp.
        5, 2023
October
Page 5 5, 2023 Page 5
FirstName LastName
5. Technology Partner, page F-20

21. Please confirm whether the Technology Partner is a related party. Refer to ASC 850-10-
         50. Please tell us whether the Technology Partner holds a financial interest in you. If so, clarify whether that interest represents a controlling financial interest in you.
22. Please tell us and disclose the amounts for each cost of services provided by the
         Technology Partner that are being netted against collections. Consider providing a table that summarizes the expenses incurred by the Technology Partner that are presented within cost of revenue, selling, general and administrative expense, and research and development expense on the consolidated statements of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler at 202-551-6388 or Jan Woo at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Justin Anslow